BresaGen

06015285

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 18 July 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	10

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. ASX Release :Conversion of 2 Convertible Notes into shares along with Appendix 3B New issue announcement, application for quotation of additional securities and agreement, dated 18 July, 2006.

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

RECEIVED
2006 JUL 19 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours sincerely
Irene Thompson

Irene Thompson

For

Trudy Fenton
Corporate Administrator

dlw 7/19

If there are any problems with this transmission, call 08 8234 2660

RECEIVED

2006 JUL 19 A 11:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BresaGen

ASX Release: 18 July 2006

Conversion of 2 Convertible Notes into shares.

The Company has received notification that 2 of the 4 convertible notes on issue are to be converted into shares. The conversion price is 6.9565 cents per share which is the 90 day Volume Weighted Average Price less 20%.

After the conversion of these two notes there remains 2 notes on issue. As previously announced it is expected that a further convertible note will be issued this month. After this note is issued there will remain a convertible note facility with CBio Limited facility of 9 $100,000 Convertible Notes and a convertible note facility of 7 $100,000 Convertible Note facility with ATIF Limited.

Convertible Notes convert at the higher of a 20% discount to the 90 day Volume Weighted Average Price or 5 cents.

The appendix 3b follows.

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,875,008 shares on conversion of 2 Convertible Notes
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The conversion of a note the conversion price is the 90 day volume weighted average price which is 6.956cents per share

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6.956 cents per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund operating working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	147,040,001	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1 2	Options $100,000 convertible note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,875,008
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Upon conversion of a convertible note

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	147,040,001	Ord

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed
(Company Secretary)

Date:18 July 2006

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Attachment 1 – BresaGen Limited Appendix 3B - 18 July 2006

Options on issue as at 18 July 2006

Employee Share Option Plan

Number	Exercise Price	Expiry date
263,334	$1.00	18 Oct 2009
7,500	$1.50	19 May, 2010
127,500	$1.50	10 Oct, 2010
20,316	$1.01	30 June 2012
3,684,000	$0.10	2010-2011
4,102,650		

Other Options

Number	Exercise Price	Expiry date
100,000	$0.30	8 May 2008
50,000	$0.31	26 August 2008
25,000	$1.48	29 Nov 2009
3,915,000	$0.12	5 December 2010
25,000	$0.2725	30 May 2013
4,115,000		

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date
4,500,000	$0.12	16 Dec 2009
5,000,000	$0.12	30 May 2010
9,500,000		

BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 17 July 2006
SUBJECT:	ASX Announcement
PAGES (Inc. cover)	14

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. Issue of Convertible Notes and Conversion of 1 Convertible Note into shares along with Appendix 3B New issue announcement, application for quotation of additional securities and agreement, dated 14 July, 2006.

2. Appendix 4C Quarterly report for entities admitted on the basis of commitments, dated 17 July, 2006.

RECEIVED
2006 JUL 19 A 11:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Yours sincerely
Irene Thompson

Irene Thompson

For

Trudy Fenton

If there are any problems with this transmission, call 08 8234 2660

BresaGen

ASX Release: 14 July 2006

Issue of Convertible Notes and Conversion of 1 Convertible Note into shares.

As advised to the market on the 7 July 2006 BresaGen had reached agreement to issue 6 $100,000 convertible notes during July.

Funds for 1 note were received on 7 July 2006. Funds for an additional 4 notes have now also been received.

Funds from the remaining convertible note are expected to be received prior to the end of the month.

These convertible notes have been issued from the CBio Limited Convertible Note Facility.

After the issue of the 6 Notes the CBio Limited facility will have 9 $100,000 Convertible Notes remaining. In addition there continues to be a 7 $100,000 Convertible Note facility with ATIF Limited.

These notes convert at the higher of a 20% discount to the 90 day Volume Weighted Average Price or 5 cents.

We also wish to advise the market that one convertible note holder has advised the company they wish to convert their note into shares. The 90 day Volume Weighted Average Price of this conversion is 6.904 cents per share.

The appendix 3b follows.

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Notes and Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4 $100,000 Convertible Note 1,448,436 shares on conversion of 1 Note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The note converts to shares at the note holders option. The notes must be redeemed or converted prior to 10 October 2009. The conversion price of the note is the higher of 20% discount to the 90 day volume weighted average price or 5 cents In relation to the conversion of a note the conversion price is the 90 day volume weighted average price which is 6.904cents per share

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$100,000 – Convertible Note 6.904 cents per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund operating working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 July 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
144,164,993	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Refer attachment 1	Options
4	$100,000 convertible note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,448,436
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Upon conversion of a convertible note

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	144,164,993	Ord

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed
(Company Secretary)

Date: 14 July 2006

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Attachment 1 – BresaGen Limited Appendix 3B - 14 July 2006

Options <u>on issue</u> as at 14 July 2006

Employee Share Option Plan

Number	Exercise Price	Expiry date
263,334	$1.00	18 Oct 2009
7,500	$1.50	19 May, 2010
127,500	$1.50	10 Oct, 2010
20,316	$1.01	30 June 2012
3,684,000	$0.[illegible]	2010-2011
4,102,650		

Other Options

Number	Exercise Price	Expiry date
100,000	$0.30	8 May 2008
50,000	$0.31	26 August 2008
25,000	$1.48	29 Nov 2009
3,915,000	$0.12	5 December 2010
25,000	$0.2725	30 May 2013
4,115,000		

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date
4,500,000	$0.12	16 Dec 2009
5,000,000	$0.[illegible]	30 May 2010
9,500,000		

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		1,801	5,511
1.2	Payments for	(a) staff costs	(635)	(2,265)
		(b) advertising and marketing	(3)	(42)
		(c) research and development		
		(d) leased assets		
		(e) other working capital [i]	(983)	(4,478)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		5	24
1.5	Interest and other costs of finance paid		(135)	(555)
1.6	Income taxes paid			
1.7	Other receipts		69	345
	Net operating cash flows		119	(1,460)

Notes -

[i] Included in other working capital for the year to date is payment of 776k GST due to Land Management Corporation ('LMC') due on 1 July 2005.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	119	(1,460)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(88)	(566)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments	32	80
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(56)	(486)
1.14	**Total operating and investing cash flows**	63	(1,946)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5	710
1.16	Proceeds from convertible notes		900
1.17	Proceeds from borrowings		500
1.18	Repayment of borrowings	(142)	(1,254)
1.19	Dividends paid		
1.20	Other – Share Purchase Plan costs		(38)
	Net financing cash flows	(137)	818
	Net increase (decrease) in cash held	(74)	(1,128)
1.21	Cash at beginning of quarter/year to date	255	1,309
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	181	181

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	108
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	- Secured long term loan (Land Management Corporation) (i)	7,764	7,764
	- Secured working capital facility (ii)	3,400	1,200
3.2	Credit standby arrangements		

Notes -
(i) On 18 March 2002, a secured long term loan facility was provided by the Land Management Corporation for the construction of a new building and production facility. This facility has been fully drawn down.
(ii) A secured convertible note facility was approved by shareholders at a meeting of shareholders held on 11 October 2004. The facility allows BresaGen to issue up to a maximum of 34 Notes each with a value of $100,000 (total facility value $3.4M). As at 30 June 2006, 12 convertible notes have been issued under this facility, leaving a further 22 convertible notes still able to be issued.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	37	111
4.2	Deposits at call	144	144
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	181	255

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original Signed
(Director/Company secretary)

Date: 17 July 2006

Print name: Bryan Dulhunty